Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

December 6, 2007
Our ref. No. PI 171

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notification with Respect to Filing of Amendment to Tender Offer Registration Statement of Tender Offer for Shares of Kinsho Corporation and Amendment of Public Notice of Commencement of Tender Offer**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager
Investor Relations Office

[TRANSLATION]

December 6, 2007

To whom it may concern:

Company Name:	Mitsubishi Corporation
Representative:	Yorihiko Kojima
	Representative Director, President & CEO
Code Number:	8058
Address of Head Office:	2-3-1, Marunouchi, Chiyoda-ku, Tokyo
Contact:	Yusuke Uchimura
	Corporate Communication, Press Relations team leader
	(Tel: 03-3210-2172)

Notification with Respect to Filing of Amendment to Tender Offer Registration Statement of Tender Offer for Shares of Kinsho Corporation and Amendment of Public Notice of Commencement of Tender Offer

On December 6, 2007, pursuant to Article 27-8, Paragraph 1 and Paragraph 2 of the Financial Instruments and Exchange Law, Mitsubishi Corporation (hereinafter the "Tender Offeror") filed with the Director of the Kanto Local Finance Bureau an amendment to the Tender Offer Registration Statement with respect to the tender offer for the shares of Kinsho Corporation. Following this filing, the Tender Offeror hereby notifies you that it has amended the public notice of commencement of the tender offer posted on November 19, 2007 as follows.

Please note that the following amendment was made as a result of the amendment to the number of voting rights in relation to share certificates, etc. held by the Specially Related Parties as of the Public Notice Date (i.e., November 19, 2007) and does not constitute any change to the terms and conditions of the tender offer.

Due to such amendment, the relevant descriptions of "2. 6) Changes in the Shareholding Ratio due to the Tender Offer" of the Tender Offeror's press release on November 16, 2007 entitled "Announcement of Commencement of Tender Offer for Shares of Kinsho Corporation (Listed Subsidiary of Tender Offeror)" shall be amended accordingly.

Amendments are underlined.

2. Outline of Tender Offer

7) Respective proportion of ownership of share certificates, etc. of the Tender Offeror and of the Specially Related Parties, and total ratio thereof, as of the Public Notice Date.

(Before Amendment)

Tender Offeror 51.03% Specially Related Parties 0.15% Total 51.18%

(Note) "Proportion of ownership of share certificates, etc. of the Specially Related Parties as of the Public Notice Date" indicates the total shareholding ratio in relation to share certificates, etc. held by each Specially Related Party (excluding the Target).

(After Amendment)

Tender Offeror 51.03% Specially Related Parties 0.46% Total 51.49%

(Note) "Proportion of ownership of share certificates, etc. of the Specially Related Parties as of the Public Notice Date" indicates the total shareholding ratio in relation to share certificates, etc. held by each Specially Related Party (excluding the Target).

End

END